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                              November 12, 2020

       Jorge Marcos
       Chief Executive Officer
       Americas Technology Acquisition Corp.
       16400 Dallas Pkwy #305
       Dallas, Texas 75248

                                                        Re: Americas Technology
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
16, 2020
                                                            CIK No. 0001825254

       Dear Mr. Marcos:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted October 16, 2020

       Signatures, page II-6

   1. Please add the signature of your authorized representative in the United States.
 Jorge Marcos
FirstName LastNameJorge   MarcosCorp.
Americas Technology  Acquisition
Comapany 12,
November  NameAmericas
              2020        Technology Acquisition Corp.
November
Page 2    12, 2020 Page 2
FirstName LastName
        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Jean Yu,
Assistant Chief Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Douglas S. Ellenoff, Esq.